UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

OncoGenex Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68230A106

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. 68230A106	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS

Great Point Partners, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

37-1475292

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
			5.	SOLE VOTING POWER	0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

			6.	SHARED VOTING POWER
894,114[1]

			7.	SOLE DISPOSITIVE POWER
0

			8.	SHARED DISPOSITIVE POWER
894,114[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

894,114[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)					☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.88%[2]

12.	TYPE OF REPORTING PERSON (See Instructions)

OO

[1]

Consists of 183,519 shares owned by Biomedical Value Fund, LP (“BVF”), 117,730 shares owned by Biomedical Offshore Value Fund, Ltd. (“BOVF”), 45,014 shares owned by Biomedical Institutional Value Fund, LP (“BIVF”), 51,291 shares owned by Lyrical Multi-Manager Fund, LP (“Lyrical”), 22,287 shares owned by Lyrical Multi-Manager Offshore Fund Ltd. (“Lyrical Offshore”), 122,635 shares owned by Class D Series of GEF-PS, LP (“GEF-PS”), 4,906 shares owned by David J. Morrison (“Morrison”), 29,431 shares owned by WS Investments III, LLC (“WS”), and an aggregate of 317,301 shares underlying warrants collectively held by BVF, BOVF, BIVF, Lyrical, Lyrical Offshore, GEF-PS, Morrison and WS. Each of BVF, BOVF, BIVF, Lyrical, Lyrical Offshore, GEF-PS, Morrison and WS holds warrants to purchase 78,954 shares, 74,135 shares, 37,387 shares, 29,193 shares, 11,283 shares, 67,460 shares, 2,699 shares and 16,190 shares, respectively.

[2]	Based on a total of 9,748,352 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 3, 2011.

CUSIP No. 68230A106	13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS

Dr. Jeffrey R. Jay, M.D.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
			5.	SOLE VOTING POWER	0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

			6.	SHARED VOTING POWER
894,114[1]

			7.	SOLE DISPOSITIVE POWER
0

			8.	SHARED DISPOSITIVE POWER
894,114[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

894,114[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)					☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.88%[2]

12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 68230A106	13G/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS

Mr. David Kroin

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
			5.	SOLE VOTING POWER	0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

			6.	SHARED VOTING POWER
894,114[1]

			7.	SOLE DISPOSITIVE POWER
0

			8.	SHARED DISPOSITIVE POWER
894,114[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

894,114[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)					☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.88%[2]

12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 68230A106	13G/A	Page 5 of 11 Pages

Item 1.

	(a)	Name of Issuer

OncoGenex Pharmaceuticals Inc.

	(b)	Address of Issuer’s Principal Executive Offices

1522 217th Place S.E., Bothell, Washington 98021

Item 2.

	(a)	Name of Person Filing

Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d- 1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830

	(c)	Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

68230A106

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

	(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 68230A106	13G/A	Page 6 of 11 Pages

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of 183,519 shares of Common Stock of the Issuer (the “BVF Shares”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares. In addition, BVF is the record owner of a warrant to purchase 78,954 shares of the Issuer.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of 117,730 shares of Common Stock of the Issuer (the “BOVF Shares”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares. In addition, BOVF is the record owner of a warrant to purchase 74,135 shares of the Issuer.

Biomedical Institutional Value Fund, L.P. (“BIVF”) is the record owner of 45,014 shares of Common Stock of the Issuer (the “BIVF Shares”). Great Point is the investment manager of BIVF, and by virtue of such status may be deemed to be the beneficial owner of the BIVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BIVF Shares, and therefore may be deemed to be the beneficial owner of the BIVF Shares. In addition, BIVF is the record owner of a warrant to purchase 37,387 shares of the Issuer.

Lyrical Multi-Manager Fund, LP (“Lyrical”) is the record owner of 51,291 shares of Common Stock of the Issuer (the “Lyrical Shares”). Great Point is the investment manager of Lyrical, and by virtue of such status may be deemed to be the beneficial owner of the Lyrical Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Lyrical Shares, and therefore may be deemed to be the beneficial owner of the Lyrical Shares. In addition, Lyrical is the record owner of a warrant to purchase 29,193 shares of the Issuer.

CUSIP No. 68230A106	13G/A	Page 7 of 11 Pages

Lyrical Multi-Manager Offshore Fund, Ltd. (“Lyrical Offshore”) is the record owner of 22,287 shares of Common Stock of the Issuer (the “Lyrical Offshore Shares”). Great Point is the investment manager of Lyrical Offshore, and by virtue of such status may be deemed to be the beneficial owner of the Lyrical Offshore Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Lyrical Offshore Shares, and therefore may be deemed to be the beneficial owner of the Lyrical Offshore Shares. In addition, Lyrical Offshore is the record owner of a warrant to purchase 11,283 shares of the Issuer.

Class D Series of GEF-PS, LP (“GEF-PS”) is the record owner of 122,635 shares of Common Stock of the Issuer (the “GEF-PS Shares”). Great Point is the investment manager of GEF-PS, and by virtue of such status may be deemed to be the beneficial owner of the GEF-PS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-PS Shares, and therefore may be deemed to be the beneficial owner of the GEF-PS Shares. In addition, GEF-PS is the record owner of a warrant to purchase 67,460 shares of the Issuer.

David J. Morrison (“Morrison”) is the record owner of 4,906 shares of Common Stock of the Issuer (the “Morrison Shares”). Great Point is the investment manager with respect to the Morrison Shares, and by virtue of such status may be deemed to be the beneficial owner of the Morrison Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Morrison Shares, and therefore may be deemed to be the beneficial owner of the Morrison Shares. In addition, Morrison is the record owner of a warrant to purchase 2,699 shares of the Issuer.

WS Investments III, LLC (“WS”) is the record owner of 29,431 shares of Common Stock of the Issuer (the “WS Shares”). Great Point is the investment manager with respect to the WS Shares, and by virtue of such status may be deemed to be the beneficial owner of the WS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the WS Shares, and therefore may be deemed to be the beneficial owner of the WS Shares. In addition, WS is the record owner of a warrant to purchase 16,190 shares of the Issuer.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, the BIVF Shares, the Lyrical Shares, the Lyrical Offshore Shares, the GEF-PS Shares, the Morrison Shares, the WS Shares and the shares underlying the warrants described above, except to the extent of their respective pecuniary interests.

1.	Great Point Partners, LLC

(a)	Amount beneficially owned: 894,114[3]

(b)	Percent of class: 8.88%[4]

[3]

Consists of 183,519 shares owned by Biomedical Value Fund, LP (“BVF”), 117,730 shares owned by Biomedical Offshore Value Fund, Ltd. (“BOVF”), 45,014 shares owned by Biomedical Institutional Value Fund, LP (“BIVF”), 51,291 shares owned by Lyrical Multi-Manager Fund, LP (“Lyrical”), 22,287 shares owned by Lyrical Multi-Manager Offshore Fund Ltd. (“Lyrical Offshore”), 122,635 shares owned by Class D Series of GEF-PS, LP (“GEF-PS”), 4,906 shares owned by David J. Morrison (“Morrison”), 29,431 shares owned by WS Investments III, LLC (“WS”), and an aggregate of 317,301 shares underlying warrants collectively held by BVF, BOVF, BIVF, Lyrical, Lyrical Offshore, GEF-PS, Morrison and WS. Each of BVF, BOVF, BIVF, Lyrical, GEF-PS, Morrison and WS holds warrants to purchase 78,954 shares, 74,135 shares, 37,387 shares, 29,193 shares, 11,283 shares, 67,460 shares, 2,699 shares and 16,190 shares, respectively.

CUSIP No. 68230A106	13G/A	Page 8 of 11 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 894,114[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 894,114[3]

2.	Dr. Jeffrey R. Jay, M.D.

(a)	Amount beneficially owned: 894,114[3]

(b)	Percent of class: 8.88%[4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 894,114[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 894,114[3]

3.	Mr. David Kroin

(a)	Amount beneficially owned: 894,114[3]

(b)	Percent of class: 8.88%[4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 894,114[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 894,114[3]

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

[4]	Based on a total of 9,748,352 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 3, 2011.

CUSIP No. 68230A106	13G/A	Page 9 of 11 Pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 68230A106	13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.

Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.

DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin

Mr. David Kroin

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

          (i)          Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

          (ii)         Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2012

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.

Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.

DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin

Mr. David Kroin